United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 1, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

March 1-31, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Holdings in Company TR-1	March 6, 2025
Block listing interim review	March 17, 2025
Director/PDMR Shareholding	March 19, 2025
Director/PDMR Shareholding	March 20, 2025
Total voting rights and capital at March 31, 2025	April 1, 2025

2

March 6, 2025

TR-1: Standard form for notification of major holdings
1. Issuer Details
1. Issuer Details.
Issuer Details
ISIN

GB00BDCPN049

Issuer Name

COCA-COLA EUROPACIFIC PARTNERS PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation
Name

The Coca Cola Company
City of registered office (if applicable)

Wilmington
Country of registered office (if applicable)

United States of America

4. Details of the shareholder

Name	City of registered office	Country of registered office
European Refreshments Unlimited Company	Drogheda	Ireland

5. Date on which the threshold was crossed or reached

05-Mar-2025

6. Date of which Issuer notified

05-Mar-2025

7. Total positions of person(s) subject to the notification obligation

.	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	17.146000	0.000000	17.146000	78972727
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BDCPN049		78972727		17.146000
Sub Total 8.A	78972727		17.146000%

8B1. Financial Instruments according to (DTR5.3.1R.(1)(a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1)(b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Coca-Cola Company		17.146000		17.146000%
The Coca-Cola Company	The Coca-Cola Export Corporation	17.146000		17.146000%
The Coca-Cola Company	Atlantic Industries	17.146000		17.146000%

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

European Refreshments Unlimited Company is a direct wholly-owned subsidiary of Atlantic Industries, which is a direct wholly-owned subsidiary of The Coca-Cola Export Corporation, which is a direct wholly-owned subsidiary of The Coca-Cola Company.

12. Date of Completion

06-Mar-2025

13. Place of Completion

Drogheda, Ireland

March 17, 2025

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO A PIP.

(Note: Italicised terms have the same meaning as given in the UK Listing Rules.)

Date: 17 March 2025

Name of applicant:		Coca-Cola Europacific Partners plc
Name of scheme:		(1) the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan; and (2) the Coca-Cola European Partners plc Long-Term Incentive Plan 2016
Period of return:	From:	18 September 2024	To:	17 March 2025
Balance of unallotted securities under scheme(s) from previous return:		9,496,808
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for)		0
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G)		867,923
Equals: Balance under scheme(s) not yet issued/allotted at end of period		8,628,885

Name of contact:	Lauren Brown, Head of Secretariat
Telephone number of contact:	+44 7919 485062

March 19, 2025

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Damian Gammell
2	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 98,438 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 18 March 2028.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	98,438

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 98,438 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-03-18
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, France-Benelux-Nordics
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 15,492 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 18 March 2028.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	15,492

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 15,492 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-03-18
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	John Galvin
2	Reason for notification
a)	Position / status	General Manager, Germany
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 11,934 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 18 March 2028.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	11,934

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 11,934 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-03-18
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 13,328 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 18 March 2028.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	13,328

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 13,328 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-03-18
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 12,002 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 18 March 2028.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	12,002

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 12,002 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-03-18
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel & Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 13,386 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 18 March 2028.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	13,386

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 13,386 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-03-18
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 12,170 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 18 March 2028.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	12,170

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 12,170 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-03-18
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	General Manager, Iberian Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 10,508 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 18 March 2028.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,508

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 10,508 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-03-18
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 12,324 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 18 March 2028.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	12,324

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 12,324 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-03-18
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Peter West
2	Reason for notification
a)	Position / status	General Manager, Australia, Pacific and Indonesia Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 14,580 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 18 March 2028.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	14,580

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 14,580 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-03-18
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Edward Walker
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 17,072 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 18 March 2028.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	17,072

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 17,072 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-03-18
f)	Place of the transaction	Outside of a trading venue

1	Details of PDMR / PCA
a)	Name	Veronique Vuillod
2	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 11,800 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 18 March 2028.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	11,800

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 11,800 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-03-18
f)	Place of the transaction	Outside of a trading venue

March 20, 2025
COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)
Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Edward Walker
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.261976 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $85.374310	2.261976

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.261976 Ordinary Shares Weighted Average Price: USD $85.374310 Aggregated Price: USD $193.114640
e)	Date of the transaction	2025-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.261976 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $85.374310	2.261976

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.261976 Ordinary Shares Weighted Average Price: USD $85.374310 Aggregated Price: USD $193.114640
e)	Date of the transaction	2025-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.261976 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $85.374310	2.261976

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.261976 Ordinary Shares Weighted Average Price: USD $85.374310 Aggregated Price: USD $193.114640
e)	Date of the transaction	2025-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.087955 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $85.374310	2.087955

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.087955 Ordinary Shares Weighted Average Price: USD $85.374310 Aggregated Price: USD $178.257717
e)	Date of the transaction	2025-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.229492 Ordinary Shares pursuant to the UK Shareshop
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $85.118045	2.229492

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.229492 Ordinary Shares Weighted Average Price: USD $85.118045 Aggregated Price: USD $189.770000
e)	Date of the transaction	2025-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, France-Benelux-Nordics
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.261976 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $85.374310	2.261976

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.261976 Ordinary Shares Weighted Average Price: USD $85.374310 Aggregated Price: USD $193.114640
e)	Date of the transaction	2025-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.261976 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $85.374310	2.261976

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.261976 Ordinary Shares Weighted Average Price: USD $85.374310 Aggregated Price: USD $193.114640
e)	Date of the transaction	2025-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

April 1, 2025

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 March 2025, Coca-Cola Europacific Partners plc had 460,304,021 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 460,304,021 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Lauren Brown
Head of Secretariat
+44 7919 485 062

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 1, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary